UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment 2)*

Dorian LPG Ltd.

Common Stock, No Par Value

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. SEACOR Holdings Inc.
	I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number	5	Sole Voting Power: 5,200,000
of shares	6	Shared Voting Power: 0
Beneficially	7	Sole Dispositive Power: 5,200,000
Owned by Each Reporting Person With:	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,200,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9): 9.43%(1)
12	Type of Reporting Person (See Instructions): CO: HC

(1) This calculation is based on 55,115,380 shares of common stock, par value $0.01 per share, outstanding as of November 1, 2017, as reported by the Issuer in its Periodic Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

Item 1.

(a)     Name of Issuer: Dorian LPG Ltd.

(b)     Address of Issuer’s Principal Executive Offices:
27 Signal Road
Stamford, CT 06878

Item 2.

(a)     Name of Person Filing: SEACOR Holdings Inc.

(b)     Address of Principal Business Office or, if none, Residence:
2200 Eller Drive
PO Box 13038
Fort Lauderdale, FL 33316

(c)     Citizenship: Delaware

(d)     Title of Class of Securities: Common Stock

(e)     CUSIP Number: Y2106R110

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Group, in accordance with §240.1 3d-1 (b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,200,000

(b)	Percent of class: 9.43%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 5,200,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of: 5,200,000

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

SeaDor Holdings LLC, a subsidiary of the Reporting Person, directly owns the shares.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2018

SEACOR HOLDINGS INC. By: /s/ Lisa Manekin Name: Lisa Manekin Title: Treasurer